

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Wenhui Xiong
Chairman and Chief Executive Officer
NB Merger Corp.
Room 801, Building C
SOHO Square, No. 88
Zhongshan East 2nd Road, Huangpu District
Shanghai, 200002, China

> **Re: NB Merger Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 22, 2021**
> **File No. 333-251559**

Dear Mr. Xiong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1. We note your response to prior comment 13. Notwithstanding the form of the private transaction, as described in your response, we do not believe that attempting to register the offer and sale of securities that were issued privately is consistent with Section 5. Refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at (202) 551-

Wenhui Xiong
NB Merger Corp.
January 28, 2021
Page 2

3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Giovanni Caruso